UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. ____)*

                           Circuit Research Labs, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.10 per share
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                         (Title of Class of Securities)


                                    172743205
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                                 (CUSIP Number)


                                    John Hay
                               Gust Rosenfeld, PLC
                          201 E. Washington, Suite 800
                             Phoenix, Arizona  85004
                            Telephone: (602) 257-7468
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 October 6, 2003
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             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

CUSIP No. 172743205                   13D                     Page 2 of 6 Pages
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Phillip Thomas Zeni, Senior
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS                                                   PF

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                  [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION             United States of America

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  NUMBER OF    7   SOLE VOTING POWER               607,392
               -----------------------------------------------------------------
   SHARES

BENEFICIALLY   8   SHARED VOTING POWER                   0
               -----------------------------------------------------------------
  OWNED BY

   EACH        9   SOLE DISPOSITIVE POWER          607,392
               -----------------------------------------------------------------
 REPORTING
               10  SHARED DISPOSITIVE POWER              0
PERSON WITH
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       607,392
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [ ]
      CERTAIN SHARES
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  13.9%

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14    TYPE OF REPORTING PERSON                                              IN

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
CUSIP No. 172743205                   13D                     Page 3 of 6 Pages


Item 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock, par value $.10 per share (the "Common Stock"), of Circuit Research Labs, Inc. (the "Issuer"), an Arizona corporation, with principal executive offices located at 1330 West Auto Drive, Tempe, Arizona 85284.


Item 2.  IDENTITY AND BACKGROUND

         (a)  Phillip Thomas Zeni, Senior, an individual

         (b) The principal business address of the Reporting Person is 1330 W. Auto Drive, Tempe, Arizona 85284.

         (c) The Reporting Person is a Director and the Executive Vice President and Chief Operating Officer of the Issuer. The Issuer manufactures and markets high-quality electronic audio processing, transmission encoding and noise reduction equipment for the worldwide radio, television, cable, Internet and professional audio markets. The Issuer's principal business address is set forth above in Item 1.

         (d) The Reporting Person, during the last five years, has not been convicted in a criminal proceeding, nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (e)  The Reporting Person is a citizen of the United States of America.


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Pursuant to the Reporting Person's employment agreement with the Issuer, effective October 1, 2002, the Reporting Person's compensation is payable one-half in cash and one-half in restricted Common Stock. Under the employment agreement, the restricted Common Stock is granted on a monthly basis at an issue price equal to the average of the daily closing price of the Issuer's common stock during the month preceding the grant.

         On May 19, 2003 the Reporting Person made a loan to the Issuer in the amount of $100,000. The loan is evidenced by a Promissory Note dated May 19, 2003 which accrues interest at sixteen percent per annum. The funds used to make the loan were obtained from the personal funds of the Reporting Person. On October 15, 2003, the Reporting Person received 200,000 shares of Common Stock and options to purchase an additional 200,000 shares at a price per share of $0.45, all as consideration for making the loan. The Reporting Person has not exercised the options which are currently exercisable and which expire on December 19, 2004, or upon commencement of a currently contemplated offer by the Issuer to sell shares of Common Stock to accredited investors, whichever is later.

         In addition, the Reporting Person received options to purchase 50,000 shares of Common Stock at a price per share of $1.00 on January 23, 2002. The Reporting Person has not exercised the options which are currently exercisable and which expire on January 23, 2005.

CUSIP No. 172743205                   13D                     Page 4 of 6 Pages


Item 4.  PURPOSE OF TRANSACTION

         The Reporting Person holds the stock as an investment.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         Based on information known to the Reporting Person, there were 4,127,772 shares of the Issuer's Common Stock outstanding as of October 16, 2003.

         (a) The Reporting Person beneficially owns 607,392 shares or approximately 13.9% of the Issuer's Common Stock.

         (b) The Reporting Person has the sole power to vote and to dispose of 607,392 shares of the Issuer's Common Stock.

         (c) Pursuant to the Reporting Person's employment agreement with the Issuer, effective October 1, 2002, the Reporting Person's compensation is payable one-half in cash and one-half in restricted Common Stock. Under the employment agreement, the restricted Common Stock is granted on a monthly basis at an issue price equal to the average of the daily closing price of the Issuer's common stock during the month preceding the grant. During the past sixty days, the Reporting Person received two grants for the months of August and September 2003. Specifically, the Reporting Person received grants on September 10, 2003 for 11,585 shares at a per share price of $0.581 and October 6, 2003 for 11,352 shares at a per share price of $0.5929.

              On May 19, 2003 the Reporting Person made a loan to the Issuer in the amount of $100,000. The loan is evidenced by a Promissory Note dated May 19, 2003 which accrues interest at sixteen percent per annum. The funds used to make the loan were obtained from the personal funds of the Reporting Person. On October 15, 2003, the Reporting Person received 200,000 shares of Common Stock and options to purchase an additional 200,000 shares at a price per share of $0.45, all as consideration for making the loan. The Reporting Person has not exercised the options which are currently exercisable and which expire on December 19, 2004, or upon commencement of a currently contemplated offer by the Issuer to sell shares of Common Stock to accredited investors, whichever is later.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of the Issuer's Common Stock.

         (e)  Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         As described above in Items 3 and 5, the Reporting Person has an employment agreement approved by the Issuer's Board of Directors effective as of October 1, 2002. To the best of the Reporting Person's knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 above and between any such persons and any person with respect to any securities of the Issuer.

CUSIP No. 172743205                   13D                    Page 5 of 6 Pages


Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1(1) Amended and Restated Employment Agreement dated as of October 1, 2002 by and between Phillip T. Zeni and Circuit Research Labs, Inc.

         Exhibit 2 Promissory Note, dated May 19, 2003, by and between Phillip T. Zeni and Circuit Research Labs, Inc.


         (1) Incorporated by reference to the Issuer's report on Form 10-KSB filed with the Securities and Exchange Commission on April 15, 2003.

CUSIP No. 172743205                   13D                    Page 6 of 6 Pages

                                   SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               /s/ Phillip T. Zeni, Sr.
                                               -------------------------------
                                               Phillip T. Zeni, Sr.

                                               Date: October 22, 2003